UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                    ADVANCED AERODYNAMICS & STRUCTURES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   00750B 10 7

                          ----------------------------
                                 (CUSIP Number)

                                  Carl L. Chen
                             3501 Lakewood Boulevard
                          Long Beach, California 90808
                                 (568) 938-8618
       _________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00750B 10 7          13D                      Page 2 of 5


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Carl L. Chen

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
        PF, OO

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(d) or 2(e)   (  )

6    Citizenship or Place of Organization

    The Reporting Person is a citizen of the United States of America

Number of Shares Beneficially
 Owned by Each Reporting Person with:

7     Sole Voting Power           3,996,460

8     Shared Voting Power                 0

9     Sole Dispositive Power      3,996,460

10    Shared Dispositive Power            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,996,460

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (X)

13   Percent of Class Represented by Amount in Row (11)

      23.65%

14   Type of Reporting Person

     IN

CUSIP No. 00750B 10 7          13D                      Page 3 of 5


Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Advanced Aerodynamics & Structures, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               3501 Lakewood Boulevard
               Long Beach, California 90808
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identify and Background

          (a) Name:
              Carl L. Chen
          (b) Business Address:
              3501 Lakewood Boulevard
              Long Beach, California 90808
          (c) Present Principal Employment:
              President and Chief Executive Officer of the issuer
          (d) Record of Convictions:
              During the last five years, Dr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e) Record of Civil Proceedings:
              During the last five years, Dr. Chen has not been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Citizenship:
              Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          Dr. Chen acquired the securities of the issuer triggering the filing of this 13D pursuant to a merger of the issuer with Advanced Aerodynamics & Structures, Inc., a California corporation, which merger was completed in July 1996. Dr. Chen acquired the securities

CUSIP No. 00750B 10 7          13D                      Page 4 of 5

          of the California corporation in exchange for cash, services rendered and the conversion of loans.

Item 4.   Purpose of Transaction

          The securities were acquired pursuant to the formation and continued funding of the operations of the isser.

          The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)   Amount and percentage beneficially owned:

               Carl L. Chen:      3,996,460 shares     23.65%

          (b)   Number of shares as to which such person has:

                (i)   Sole Voting Power       3,996,460

                (ii)  Shared Voting Power             0

                (iii) Sole Dispositive Power  3,396,460

                (iv)  Shared Dispositive Power         0


          (c)   Schedule of transactions effected in the last sixty days.

                Not applicable

          (d)   Ownership of more than five percent on behalf of Another

                Person:  Not Applicable

          (e)   Ownership of Less than Five Percent:

                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

CUSIP No. 00750B 10 7          13D                      Page 5 of 5


Item 7.   Material to be Filed as Exhibits

          None


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 1997


                         /s/ Carl L. Chen
                       -------------------------------------------
                       Carl L. Chen